Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2024 and for the nine-month and three-month periods ended September 30, 2024 and 2023

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Comprehensive Income

For the nine-month and three-month periods ended September 30, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine months ended		Three months ended
	Notes	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Continuing operations
Revenues	6	541,483	462,346	185,774	163,921
Cost of services	6	(330,521)	(255,206)	(107,594)	(89,378)
Gross profit		210,962	207,140	78,180	74,543
Technology and development expenses	7	(18,803)	(8,626)	(6,930)	(3,696)
Sales and marketing expenses	8	(16,028)	(12,410)	(6,892)	(4,447)
General and administrative expenses	8	(74,042)	(49,926)	(22,636)	(17,378)
Impairment reversal on financial assets	17	93	2,478	(8)	2,508
Other operating losses		(3,950)	—	(578)	—
Operating profit		98,232	138,656	41,136	51,530
Finance income	11	54,839	70,315	7,335	44,449
Finance costs	11	(36,580)	(59,917)	(17,420)	(42,901)
Inflation adjustment	11	(6,263)	(6,497)	(1,954)	(3,817)
Other results		11,996	3,901	(12,039)	(2,269)
Profit before income tax		110,228	142,557	29,097	49,261
Income tax expense	12	(19,460)	(21,952)	(2,286)	(8,897)
Profit for the period		90,768	120,605	26,811	40,364
Profit attributable to:
Owners of the Group		90,734	120,449	26,782	40,308
Non-controlling interest		34	156	29	56
Profit for the period		90,768	120,605	26,811	40,364
Earnings per share
Basic Earnings per share	14	0.31	0.41	0.09	0.14
Diluted Earnings per share	14	0.30	0.39	0.09	0.13
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		(6,771)	1,341	(498)	(1,822)
Other comprehensive income for the period, net of tax		(6,771)	1,341	(498)	(1,822)
Total comprehensive income for the period		83,997	121,946	26,313	38,542
Total comprehensive income for the period is attributable to:
Owners of the Group		83,979	121,792	26,301	38,487
Non-controlling interest		18	154	12	55
Total comprehensive income for the period		83,997	121,946	26,313	38,542

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	September 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	15	560,532	536,160
Financial assets at fair value through profit or loss	16	112,247	102,677
Trade and other receivables	17	405,917	363,374
Derivative financial instruments	22	591	2,040
Other assets	18	12,235	11,782
Total Current Assets		1,091,522	1,016,033
Non-Current Assets
Financial assets at fair value through profit or loss	16	—	1,710
Trade and other receivables	17	1,787	—
Deferred tax assets		3,277	2,217
Property, plant and equipment		3,308	2,917
Right-of-use assets		3,939	3,689
Intangible assets	19	61,983	57,887
Other assets	18	5,343	—
Total Non-Current Assets		79,637	68,420
TOTAL ASSETS		1,171,159	1,084,453
LIABILITIES
Current Liabilities
Trade and other payables	20	669,608	602,493
Lease liabilities		1,127	626
Tax liabilities	21	17,525	20,800
Derivative financial instruments	22	4,579	948
Financial liabilities	23	16,775	—
Provisions	24	278	362
Total Current Liabilities		709,892	625,229
Non-Current Liabilities
Deferred tax liabilities		1,276	753
Lease liabilities		2,985	3,331
Total Non-Current Liabilities		4,261	4,084
TOTAL LIABILITIES		714,153	629,313
EQUITY	14
Share Capital		570	591
Share Premium		182,946	173,001
Treasury Shares		(200,980)	(99,936)
Capital Reserve		30,564	21,575
Other Reserves		(14,749)	(9,808)
Retained earnings		458,528	369,608
Total Equity Attributable to owners of the Group		456,879	455,031
Non-controlling interest		127	109
TOTAL EQUITY		457,006	455,140
TOTAL LIABILITIES AND EQUITY		1,171,159	1,084,453

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statement.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Treasury shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2024		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Comprehensive Income for the period
Profit for the period		—	—	—	—	—	90,734	90,734	34	90,768
Exchange difference on translation on foreign operations		—	—	—	—	(4,941)	(1,814)	(6,755)	(16)	(6,771)
Total Comprehensive Income for the period		—	—	—	—	(4,941)	88,920	83,979	18	83,997
Transactions with Group owners in their capacity as owners
Share-options exercise	14	2	9,945	—	(8,452)	—	—	1,495	—	1,495
Share-based payments net of forfeitures	9	—	—	—	17,441	—	—	17,441	—	17,441
Repurchase of shares	14	(23)	—	(101,044)	—	—	—	(101,067)	—	(101,067)
Transactions with Group owners in their capacity as owners		(21)	9,945	(101,044)	8,989	—	—	(82,131)	—	(82,131)
Balance as of September 30, 2024		570	182,946	(200,980)	30,564	(14,749)	458,528	456,879	127	457,006
Balance as of January 1st, 2023		592	166,328	(2,021)	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the period
Profit for the period		—	—	—	—	—	120,449	120,449	156	120,605
Exchange difference on translation on foreign operations		—	—	—	—	(379)	1,722	1,343	(2)	1,341
Total Comprehensive Income for the period		—	—	—	—	(379)	122,171	121,792	154	121,946
Transactions with Group owners in their capacity as owners
Share-options exercise	14	—	2,158	—	(2,005)	—	—	153	—	153
Forfeitures	14	—	—	—	—	—	—	—	—	—
Share-based payments	9	—	—	—	7,072	—	—	7,072	—	7,072
Repurchase of shares		(14)	—	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(14)	2,158	(97,915)	5,067	—	—	(90,704)	—	(90,704)
Balance as of September 30, 2023		578	168,486	(99,936)	21,252	(1,827)	342,164	430,717	145	430,862

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine months ended
	Notes	September 30, 2024	September 30, 2023
Cash flows from operating activities
Profit before income tax		110,228	142,557
Adjustments:
Interest (Income) from financial instruments	11	(21,345)	(42,429)
Interest charges for lease liabilities	11	131	468
Other finance expense		3,020	3,120
Finance expense related to derivative financial instruments		20,089	22,516
Net exchange differences		18,873	32,520
Fair value gain on financial assets at fair value through profit or loss	11	(33,494)	(27,886)
Amortization of Intangible assets	10	11,147	7,565
Depreciation of Property, plant and equipment and Right-of-use asset	10	1,142	1,056
Disposal of Right-of-use asset	10	90	—
Share-based payment expense, net of forfeitures	9	17,441	7,072
Other operating loss		3,950	—
Net Impairment (gain) on financial assets	17	(93)	(2,478)
Inflation adjustment		(11,359)	—
		119,820	144,081
Changes in working capital
Increase in Trade and other receivables	17	(53,159)	(72,092)
Decrease in Other assets	18	1,299	31,749
Increase in Trade and other payables	20	63,743	141,965
Increase/(Decrease) in Tax Liabilities	21	651	(4,376)
Decrease in Provisions	24	(84)	(836)
Cash from operating activities		132,271	240,491
Income tax paid		(23,923)	(8,479)
Net cash from operating activities		108,347	232,012
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(1,278)	(986)
Additions of Intangible assets	19	(15,243)	(12,503)
Acquisition of financial assets at FVPL		(106,616)	(101,670)
Net collections of financial assets at FVPL		108,097	(2,234)
Interest collected from financial instruments		21,345	42,429
Net cash from/(used) in investing activities		6,305	(74,964)
Cash flows from financing activities
Repurchase of shares	14	(101,067)	(97,929)
Share-options exercise		1,495	153
Interest payments on lease liability		(131)	(468)
Principal payments on lease liability		(440)	(788)
Finance expense paid related to derivative financial instruments		(15,009)	(20,803)
Net proceeds from financial liabilities	23	16,775	—
Interest payments on financial liabilities	23	(648)	—
Other finance expense paid		(1,123)	(3,120)
Net cash used in financing activities		(100,148)	(122,955)
Net increase in cash flow		14,505	34,093
Cash and cash equivalents at the beginning of the period		536,160	468,092
Effects of exchange rate changes and inflation on cash and cash equivalents		9,868	(4,020)
Cash and cash equivalents at the end of the period		560,532	498,165

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to Unaudited Consolidated Condensed Interim Financial Statements

At September 30, 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”.) On April 14, 2021 the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Unaudited Consolidated Condensed Interim Financial Statements were issued, the Group continued to focus on its geographic expansion, increasing the total number of in-network countries.

The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro). These unaudited consolidated condensed interim financial statements include dLocal’s subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is regulated under multiple laws focused on preventing money laundering, corruption, and the financing of terrorism, and remains fully compliant with the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”). The regulatory framework governing these areas is dynamic, frequently evolving to address emerging risks and regulatory priorities. As part of this evolution, the EU has recently passed the Sixth Anti-Money Laundering Directive (Directive (EU) 2024/1640, “MLD6”), which sets out further requirements to strengthen transparency, reinforce financial intelligence capabilities, and enhance beneficial ownership regulations. MLD6 will soon be transposed into national laws across EU member states, adding additional compliance obligations for the Group and requiring ongoing adaptation to new regulatory standards.

1.2. Significant events during the period

a) Class action lawsuits

On February 23 and February 28, 2023, respectively, we were named, along with several of our senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on the short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, we filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and we filed a reply in further support of our motion to dismiss on September 22, 2023. Our motion to dismiss is now fully briefed, and, on February 29, 2024, the court presided over oral argument on the motion. The court has not yet issued a decision on the motion, and no other proceedings are currently ongoing or scheduled.

We have also been named, along with several of our senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for our June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021 through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, we filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on our motion to dismiss. We served our opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024 ,and we served our reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on our motion, and no other proceedings are currently ongoing or scheduled.

Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these unaudited consolidated condensed interim financial statements, the Management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s unaudited interim financial statements there were no further updates in this regard.

Developments in Argentina

Argentina is subject to extensive foreign exchange regulations which were revised as recently as December 2023. We and our legal advisors consider our activities to be carried out in compliance with applicable laws and regulations, including compliance with foreign exchange market and tax regulations. As of the date of this unaudited interim report, no provision for contingencies has been recorded for the aforementioned matters.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Unaudited Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2024 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Unaudited Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Unaudited Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Unaudited Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2024 were authorized for issuance by the dLocal’s Board of Directors on November 12, 2024.

2.2. Changes in accounting policies adopted by the Group

Treasury shares

As of June 30, 2024, the Group has adopted a voluntary change in the accounting policy regarding the classification of treasury shares to better reflect the Group’s equity structure. Previously, treasury shares were recognized under the share premium in the equity. As part of the new policy, and in connection with the repurchase of shares mentioned in note 14 c, the Group has decided to classify treasury shares separately in the equity position.

Treasury shares are recorded at cost, which includes the purchase price and any directly attributable costs of acquisition. The cost of treasury shares is presented as a deduction from equity, specifically within the “Treasury Shares” reserve. No gain or loss is recognized in the income statement on the purchase, sale, issue, or cancellation of the company’s own equity instruments.

2.3. New accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2023. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued or modified by the IASB as demonstrated in the item 2.4, and did not identify any significant impacts thereof on the disclosure or reported amounts.

2.4. Impact of IFRS Accounting Standards issued but not yet applied by the Group

The following new standards, amendments to standards and interpretation of IFRS issued by the IASB were not adopted since they are not effective for the issuance of the interim condensed consolidated financial statements. The Company is assessing the impact of the standards and plans to adopt these new standards, amendments, and interpretation, if applicable, when they become effective.

IAS 21 - The effects of changes in Foreign Exchange Rates (effective on January 1, 2025)

In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. These new requirements will apply for annual reporting periods beginning on or after 1 January 2025. The Company is assessing the impact of adoption of this amendment.

IFRS 18 - Presentation and disclosure in financial statements (effective on January 1, 2027)

On 9 April 2024, the IASB issued a new standard IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

• the structure of the statement of profit or loss;

• required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

• enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information.

IFRS 9 – Financial Instruments and IFRS 07 Financial Instruments: Disclosure (effective on January 1, 2026)

On 30 May 2024, the IASB issued target amendments to IFRS 9 and IFRS 7. The amendments intend to:

• Clarify the period of recognition and derecognition of some financial assets and liabilities, with new exception for some financial liabilities settled through electronic cash transfer;

• Provides further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

• New disclosures for certain instruments with contractual terms that can change cash flows and equity instruments designated at FVTOCI.

IFRS 19 - Subsidiaries without Public Accountability: Disclosures (effective on January 1, 2027)

On 9 May 2024, the IASB has issued a new IFRS Accounting Standard for subsidiaries.

An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates and judgments adopted in these Unaudited Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and the corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

There were no changes since December 31, 2023 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements. The following entities were incorporated or acquired by the Group during the nine-month period ended September 30, 2024.

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	September 30, 2024
Shanghai Demerge Consulting Co. Ltd	China	Service provider	100%
Olmerix S.A.	Uruguay	Finance entity	100%
Dlocal Nicaragua S.A.	Nicaragua	Collection entity	100%
Dlocal Malaysia Sdn. Bhd.	Malaysia	Collection entity	100%
CRI Demerge Costa Rica SRL	Costa Rica	Collection entity	100%
Demerge Singapore PTE Ltd	Singapore	Collection entity	100%

The Group has determined that the acquisition or incorporation of these subsidiaries during 2024 do not constitute a business combination according to IFRS 3.

5. Segment reporting

The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) who is the Group’s Executive Team represented by executive officers and directors holders of ordinary shares of the immediate parent of the Company. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.

The Executive Team evaluates the Group’s financial information and resources, and assesses the financial performance of these resources based on consolidated Revenue, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of PP&E, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating hyperinflationary environments, other operating losses, impairment gain/loss on financial assets, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by Revenue.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Nine months ended		Three months ended
	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Profit for the period (i)		90,768	120,605	26,811	40,364
Income tax expense	12	19,460	21,952	2,286	8,897
Inflation adjustment	11	6,263	6,497	1,954	3,817
Finance income	11	(54,839)	(70,315)	(7,335)	(44,449)
Finance costs	11	36,580	59,917	17,420	42,901
Depreciation and amortization	10	12,289	8,621	4,438	3,237
Other operating (gain) / loss		3,950	—	578	—
Impairment loss / (gain) on financial assets	16	(93)	(2,478)	8	(2,508)
Other non-recurring costs (ii)	8	—	1,229	—	—
Share-based payment non-cash charges, net of forfeitures	9	17,441	7,072	6,204	3,322
Adjusted EBITDA		131,819	153,100	52,364	55,581

Revenues	6	541,483	462,346	185,774	163,921
Adjusted EBITDA		131,819	153,100	52,364	55,581
Adjusted EBITDA Margin		24.3%	33.1%	28.2%	33.9%

i) Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 22 Derivative financial instruments.

ii) For nine-month period ended September 30, 2023 other non-recurring costs related to an internal review of the allegations made by a short-seller report and class action expense, which includes fees from independent counsel, independent global expert services and forensic accounting advisory firm.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Unaudited Consolidated Condensed Statement of Comprehensive Income and Unaudited Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region and country

The Group’s revenues arise from operations in many countries, where the merchants´ customers are based.

The following table presents the Group’s revenue by region and country where the payments from/to the merchant customers in certain regions represented at least 10% of Total Revenues amounted on the three-month and nine-month periods September 30, 2024 and 2023.

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
LatAm	409,328	361,159	145,220	136,044
Brazil	118,269	108,754	32,936	44,724
Mexico	108,798	81,254	38,927	30,245
Argentina	60,336	64,588	26,032	23,856
Chile	37,666	40,815	13,014	12,430
Other countries	84,259	65,748	34,310	24,789
Asia and Africa	132,155	101,187	40,554	27,877
Egypt	72,596	18,269	18,564	10,145
Nigeria	10,392	55,614	2,071	8,321
Other countries	49,167	27,304	19,919	9,411
Revenues	541,483	462,346	185,774	163,921

Revenue with large customers

For the nine months ended September 30, 2024, the Group’s revenue from its top 10 merchants represented 62% of revenue (58% of revenue for the nine months ended September 30, 2023). For the nine months ended September 30, 2024 there are two customers (one customer for the nine months ended September 30, 2023) that on an individual level accounted for more than 10% of the total revenue.

Non current assets by country

The Company does not have any non-current assets located in the entity´s country of domicile.

Material non-current assets are the Intangible Assets described in Note 19: Intangible Assets.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Transaction revenues (i)	537,147	453,856	183,252	159,651
Other revenues (ii)	4,336	8,490	2,522	4,270
Revenues from payment processing	541,483	462,346	185,774	163,921
Cost of services	(330,521)	(255,206)	(107,594)	(89,378)
Gross profit	210,962	207,140	78,180	74,543

(i)
Transaction revenues are comprised of processing, foreign exchange, installment, chargebacks, refunds, and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargebacks and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as smart defense, issuing, minimum monthly and small transfer fees.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the nine months ended September 30, 2024 and 2023.

(c) Cost of services

Cost of services are composed of the following:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Processing costs (i)	313,294	243,297	101,554	85,048
Hosting expenses (ii)	5,518	4,382	1,733	1,361
Salaries and wages (iii)	2,135	1,542	798	603
Amortization of intangible assets (iv)	9,574	5,985	3,509	2,366
Cost of services	330,521	255,206	107,594	89,378

(i)
Include fees financial institutions (e.g., banks, local acquirers or payment methods) charge the Group, typically as percentage of the transaction value, but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, and installment payments. Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. For further details related to effect of hedging results see Note 22. Derivative financial instruments.
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 19: Intangible Assets.

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Salaries and wages (i)	8,872	4,067	3,586	1,836
Software licenses (ii)	4,658	2,208	1,316	874
Infrastructure expenses (iii)	3,679	1,749	1,244	764
Information and technology security expenses (iv)	163	234	78	104
Other technology expenses	1,431	368	706	118
Total Technology and development expenses	18,803	8,626	6,930	3,696

(i)
Consist primarily of FTEs compensation related to technology related roles, excluding the capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Nine months ended		Three months ended
Sales and marketing expenses	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Salaries and wages (i)	13,467	9,549	6,223	3,580
Marketing expenses (ii)	2,561	2,861	669	867
Total Sales and marketing expenses	16,028	12,410	6,892	4,447

General and administrative expenses	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Salaries and wages (i)	41,649	24,461	12,299	8,934
Third-party services (iii)	15,894	13,640	4,552	4,618
Office expenses	1,886	3,033	574	1,093
Travel and other operating expenses	11,898	6,156	4,282	1,862
Amortization and depreciation	2,715	2,636	929	871
Total General and administrative expenses	74,042	49,926	22,636	17,378

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales, Marketing and General and Administrative departments of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to trade marketing at events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners, and online performance marketing.
(iii)
Includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees.

9. Employee Benefits

Employee benefits is composed as follows:

	Nine months ended		Three months ended
Salaries, wages and contractor fees (i)	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Salaries, wages and contractor fees (i)	62,812	44,888	22,037	15,827
Share-based payments (ii)	17,441	7,072	6,204	3,322
Total employee benefits	80,253	51,960	28,241	19,149

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 5,335 for the three months ended September 30, 2024 and USD 14,130 for the nine months ended September 30, 2024 (USD 4,196 for the three months ended September 30, 2023 and 12,341 for the nine months ended September 30, 2023) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 13: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Amortization of intangible assets	11,147	7,565	4,033	2,897
Amortization of Right-of-use asset	255	430	85	121
Depreciation of Property, plant & equipment	887	626	320	219
Total Amortization and Depreciation	12,289	8,621	4,438	3,237

For further information related to amortization of intangible assets refer to Note 19: Intangible Assets.

11. Other Results

Other results is composed of the following categories:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Interest Income from Financial Instruments (i)	21,345	42,429	7,430	20,217
Fair value gains of financial assets at FVPL (i)	33,494	27,886	(95)	24,232
Finance income	54,839	70,315	7,335	44,449

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Finance expense related to derivative financial instruments (ii)	(15,009)	(22,485)	(3,970)	(10,848)
Other finance expenses (iii)	(21,440)	(36,964)	(13,406)	(31,680)
Interest charges for lease liabilities (iv)	(131)	(468)	(44)	(373)
Finance costs	(36,580)	(59,917)	(17,420)	(42,901)
Inflation adjustment (v)	(6,263)	(6,497)	(1,954)	(3,817)
Other results	11,996	3,901	(12,039)	(2,269)
(i)
Includes financial income and gains resulting from the remeasurement of short-term liquid financial instruments and financial assets measured at fair value through profit and loss.
(ii)
Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of Services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance Costs. For further information refer to Note 22 Derivative financial instruments.
(iii)
Represents net effects of foreign exchange results in subsidiaries and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, the fair value adjustments of other financial assets measured at FVTP and borrowing costs.
(iv)
Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases.
(v)
As required by IAS 29, the financial statements of the Group’s Argentina subsidiaries were restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the nine-month periods ended September 30, 2024 and 2023

12. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the nine months ended September 30, 2024 is 17.7%, compared to 15.4% for the nine months ended September 30, 2023. The effective income tax rate increase is explained by an increase in the results of subsidiaries located in countries where the income tax rate is higher.

The income tax charge recognized in profit and losses is the following:

	Nine months ended		Three months ended
Current Income Tax	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Current Income Tax on profits for the period	(19,997)	(15,194)	(4,673)	(3,876)
Total Current Income Tax expense	(19,997)	(15,194)	(4,673)	(3,876)

Deferred Income Tax	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Increase in deferred income tax assets	1,060	952	1,364	505
(Increase)/Decrease in deferred income tax liabilities	(523)	(7,710)	1,023	(5,526)
Total Deferred Income Tax (expense)	537	(6,758)	2,387	(5,021)
Income Tax expense	(19,460)	(21,952)	(2,286)	(8,897)

13. Share-based payments

During the nine months ended September 30, 2024, the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

Set out below are summaries of restricted share units and share options granted under the plan:

	September 30, 2024		December 31, 2023
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	6.86	6,962,302	8.30	3,534,561
Granted during the period	3.57	997,273	5.53	4,340,239
Exercised during the period	0.23	(767,904)	2.25	(663,897)
Cancelled during the period	—	(4,158)	—	—
Forfeited during the period	9.05	(538,013)	14.06	(248,601)
At the end of the period	6.93	6,649,500	6.86	6,962,302
Vested and exercisable at the end of the period	9.11	1,339,374	7.03	704,006

No options expired during the periods covered by the above table.

As of September 30, 2024, the Group has 222,500 Performance Share Units (“PSUs”), 3,329,923 Restricted Stock Units (RSUs), and 3,097,077 Stock Options outstanding.

For the nine months period ended September 30, 2024, total compensation expense of the plans was USD 17,441 (September 30, 2023 - USD 7,072) as presented in Note 9 Employee Benefits.

14. Capital management

(a) Share capital

At the date of this interim report, the total authorized share capital of the Group was USD 3,000,000, divided into 1,500,000,000 shares par value USD 0.002 each, of which:

• 1,000,000,000 shares are designated as Class A common shares; and

• 250,000,000 shares are designated as Class B common shares.

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	September 30, 2024		September 30, 2023
	Amount	USD	Amount	USD
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	151,121,672	302	155,503,714	310
Class B Common Shares	134,054,192	268	134,054,192	268
	285,175,864	570	289,557,906	578
Share Capital evolution
Share Capital as at January 1	295,991,665	591	296,029,870	592
i) Issue of common shares at USD 0.002	767,904	2	564,272	—	*
ii) Repurchase of shares	(11,583,705)	(23)	(7,036,236)	(14)
Share capital as of September 30, 2024	285,175,864	570	289,557,906	578

* Amounts are rounded to the nearest thousand and should not be interpreted as zero.

(b) Share Premium

For the nine months ended September 30, 2024 and 2023, dLocal issued 767,904 and 564,272 new Class A Common Shares receiving total proceeds of USD 1,495 and 153, respectively, related to the exercise of share-options.

(c) Treasury Shares

On May 13, 2024, the Board of Directors of Dlocal approved a share buyback program. The Company is authorized to purchase up to $200 million of its Class A common shares from May 15, 2024, to May 31, 2025.

As of September 30, 2024 the Company has repurchased 11,583,705 shares at an average price of USD 8.72 per share, amounting to a total consideration of USD 101,067. The repurchased shares are held as treasury shares and are accounted for at cost.

(d) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 13: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2023. As of September 30, 2024, the shared-based payments represent a total of USD 8,989 which is comprised of USD 17,441 related to share-based expenses and USD 8,452 related to exercise and vesting share-based plan.

(e) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

(e) Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of DLO by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the nine and three months period ended of September 30:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Profit attributable to common shareholders (U.S. Dollars)	90,734,000	120,449,000	26,782,000	40,308,000
Weighted average number of common shares	291,582,333	292,058,528	282,212,297	289,411,641
Adjustments for calculation of diluted earnings per share(1)	15,154,672	16,509,161	14,108,758	16,620,498
Weighted average number of common shares for calculating diluted earnings per share	306,737,005	308,567,689	296,321,055	306,032,139
Basic earnings per share	0.31	0.41	0.09	0.14
Diluted earnings per share	0.30	0.39	0.09	0.13

1 For the nine months ended September 30, 2024, the adjustment corresponds to the dilutive effect of i) 8,161,828 average shares related to share-based payment warrants described in Note 13: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2023; and ii) 6,992,844average shares related to share-based payment plans with employees (14,644,675 and 1,864,486 respectively for the nine months ended September 30, 2023). For the three months ended September 30, 2024, the adjustment corresponds to the dilutive effect of i) 7,805,921 average shares related to share-based payment warrants; and ii) 6,302,837 average shares related to share-based payment plans with employees (14,699,513 and 1,920,985 respectively for the three months ended September 30, 2023).

15. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	September 30, 2024	December 31, 2023
Own Balances	207,993	222,808
Merchant Clients Funds	352,539	313,352
	560,532	536,160

As of September 30, 2024, USD 560,532 (USD 536,160 on December 31, 2023) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees. As of September 30, 2024 , Merchant Clients Funds includes USD 65,361 pending to be transferred to Own Funds accounts (USD 59,900 as of December 31, 2023).

16. Financial assets at fair value through profit or loss

(a)
Classification of financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include the following:

Instrument	Reference		Maturity date	Interest rate (%)	Linked with	September 30, 2024	December 31, 2023
Argentina Treasury Bonds	TV24	(i)	Apr-24	0.40%	Dollar linked	—	94,667
Argentina Treasury Bonds	TDG24	(i)	Aug-24	0%/3.25%	U.S. Dollar/CER index*	—	8,059
Argentina Treasury Bonds	TDE25		Jan-25	0%/3.25%	U.S. Dollar/CER index*	2,099	1,661
Argentina Treasury Bonds	TV25		Mar-25	0.50%	Dollar linked	9,397	—
Argentina Treasury Bonds	TZV25		Jun-25	—	Dollar linked	62,017	—
Argentina Treasury Notes	S31E5	(ii)(iii)	Jan-25	5.50%	—	28,239	—
Argentina Treasury Notes	S29G5		Aug-25	3.88%	—	4,995	—
Argentina Treasury Notes	S30J5		Jun-25	3.90%	—	4,997	—
Argentina Treasury Notes	S31L5		Jul-25	3.98%	—	504	—
						112,247	104,387

*Stabilization Reference Coefficient adjusted by inflation

(i) According to the respective maturity date, the bond TV24 and TDG24 was fully settled during April and August, 2024.

(ii) The Company has elected to use the Fair Value option for measuring Treasury Notes, designating these investments as measured at FVTPL.

(iii) As of September 30, 2024 the Group held a total of nominal value USD 8,848 as security for the borrowings detailed in Note 24, and for certain derivative transactions in Argentina for a nominal Value of USD 6,530.

(b)
Amounts recognized in profit or loss

Information about the Group’s impact on profit or loss of bonds is discussed in Note 11: Other Results

(c)
Risk exposure and fair value measurements

All of the Group’s listed bonds and notes investments are listed on the Argentinian Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10% increase in the Argentinian Index at the reporting date on profit or loss would have been an increase of USD 11,225 after tax. An equal change in the opposite direction would have decreased profit or loss by USD 11,225 after tax.

17. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	September 30, 2024	December 31, 2023
Current
Trade receivables	350,490	319,921
Loss allowance	(42)	(459)
Trade receivables net	350,448	319,462
Advances and other receivables	55,469	43,912
Total Current Trade and Other Receivables	405,917	363,374

	September 30, 2024	December 31, 2023
Non current
Advances and other receivables	1,787	—
Total Non Current Trade and Other Receivables	1,787	—

Trade Receivables represent uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past due. All Trade and other receivables have been assigned in “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2024	2023
Opening book value as at January 1	(459)	(280)
Decrease in loss allowance for trade receivables	—	(29)
Reversal of write-off	417	139
Total as at September 30	(42)	(170)
Net impairment gain/(loss) on financial assets	93	(31)

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of September 30, 2024 and December 31, 2023 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.1% for the nine months ended September 30, 2024 (0.1% in the nine months ended September 30, 2023).

18. Other Assets

Other assets are composed of the following:

Current	September 30, 2024	December 31, 2023
Money held in escrow and guarantees due to: (i)	10,257	11,635
-Banks requirements	6,156	3,000
-Processors and other requirements	3,978	5,072
-Credit card requirements	123	3,563
Rental guarantees	226	147
Other financial asset measure as FVTPL (ii)	1,752	—
Total current Other Assets	12,235	11,782
Non Current
Other financial asset measure as FVTPL (ii)	5,343	—
Total Non Current Other Assets	5,343	—

(i)
Includes own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. In 2023, some merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities
(ii)
During the nine-month period ended September 30, 2024, the Company reclassified USD 6,942 from trade receivables to other assets. These financial assets, which are held at fair value through profit or loss, do not qualify for measurement at amortized cost or fair value through other comprehensive income. The fair value of these selected financial instruments was determined in an unquoted market.

19. Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2024			2023
	Internally generated software	Acquired and other intangible assets	Total	Internally generated software	Acquired and other intangible assets	Total
Cost	40,446	39,901	80,347	23,752	39,335	63,087
Accumulated amortization	(16,683)	(5,777)	(22,460)	(7,972)	(3,672)	(11,644)
Opening book value as at January 1	23,763	34,124	57,887	15,780	35,663	51,443
Additions (i)	14,130	1,113	15,243	12,341	162	12,503
Amortization of the period	(9,574)	(1,573)	(11,147)	(5,985)	(1,580)	(7,565)
Total as at September 30	28,319	33,664	61,983	22,136	34,245	56,381
Cost	54,576	41,014	95,590	36,093	39,497	75,590
Accumulated amortization	(26,257)	(7,350)	(33,607)	(13,957)	(5,252)	(19,209)

(i) The additions of the nine months ended September 30, 2024 include USD 14,130 related to capitalized salaries and wages (USD 12,341 as of September 30, 2023).

	As of September 30, 2024	As of December 31, 2023
Cost	95,590	80,347
Accumulated amortization	(33,607)	(22,460)
Net book amount	61,983	57,887

As of September 30, 2024 , and December 31, 2023 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

20. Trade and other payables

Trade and Other Payables are composed of the following:

	September 30, 2024	December 31, 2023
Trade Payables	636,455	572,394
Accrued Liabilities	11,134	10,192
Other Payables	22,019	19,907
Total Trade and other payables	669,608	602,493

Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

21. Tax Liabilities

The tax liabilities breakdown is as follows:

	September 30, 2024	December 31, 2023
Income tax payable	16,354	20,280
Other tax liabilities (i)	1,171	520
Total Tax Liabilities	17,525	20,800

(i) Mainly related to digital services withholding VAT.

22. Derivative financial instruments

Derivative financial instruments: forward agreements

The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts and future contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated balance sheets at fair value and the impacts are recognized on profit or loss, as shown on the tables below.

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts is designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

In USD thousand	Type Contract	Outstanding notional amount as of September 30, 2024	Outstanding balance as of September 30, 2024 - Derivative financial assets / (liabilities)	Outstanding notional amount as of December 31, 2023	Outstanding balance as of December 31, 2023 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Futures Contract	47,189	271	29,114	480
Buy USD
Mexican Peso	Futures Contract	10,089	40	—	—
Indian Rupee	Non-delivery forwards	2,798	1	—	—
Argentine Peso	Non-delivery forwards	—	—	3,400	7
Egyptian Pound	Non-delivery forwards	—	—	20,865	1,479
Sell USD
Southafrican Rand	Forward	—	—	(2,345)	12
Southafrican Rand	Futures Contract	(7,630)	73	—	—
Argentine Peso	Futures Contract	(1,000)	206	—	—
Peruvian Sol	Non-delivery forwards	—	—	(1,252)	62
Total			591		2,040

Liabilities
Buy EUR
Moroccan Dirham	Forward	774	(3)	1,490	(51)
Buy USD
Chilean Peso	Forward	13,635	(79)	—	—
United Arab Emirates Dirham	Forward	133	(0)	—	—
Southafrican Rand	Forward	14,875	(438)	8,128	(230)
Saudi Riyal	Forward	6,760	(18)	—	—
Moroccan Dirham	Forward	4,600	(49)	6,263	(240)
Southafrican Rand	Futures Contract	35,986	(1,202)	—	—
Argentine Peso	Futures Contract	4,000	(198)	—	—
Brazilian Reais	Non-delivery forwards	—	—	3,715	(30)
Chilean Peso	Non-delivery forwards	—	—	19,874	(174)
Uruguayan Peso	Non-delivery forwards	—	—	2,552	(48)
Indian Rupee	Non-delivery forwards	—	—	2,397	(7)
Peruvian Sol	Non-delivery forwards	—	—	1,200	(67)
Vietnamese Dong	Non-delivery forwards	4,312	(33)	4,054	(32)
Argentine Peso	Non-delivery forwards	26,265	(2,321)	—	—
Egyptian Pound	Non-delivery forwards	9,214	(228)	—	—
Sell EUR
Moroccan Dirham	Forward	(779)	(2)	(3,274)	(28)
US Dollar	Non-delivery forwards	(27,916)	(3)	(6,323)	(40)
Sell USD
Indian Rupee	Non-delivery forwards	(2,314)	(6)	(950)	(1)
Total			(4,579)		(948)

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net gain/(loss) on foreign currency forwards recognized in ‘Costs of Services’	7,204	5,897	(1,860)	280
Net loss on foreign currency forwards recognized in ‘Finance Costs’	(15,009)	(22,485)	(3,970)	(10,848)

(i) Classification of derivatives

Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.

23. Financial liabilities

The financial liabilities breakdown is as follows:

	September 30, 2024	December 31, 2023
Borrowings (i)	8,366	—
Bank overdraft (ii)	8,409	—
Total Finance Liability	16,775	—

(i) As of September 30, 2024, dLocal entered into borrowing agreements in Argentinean Pesos (AR$) with a financial institution in Argentina. The borrowing is agreed on a daily basis and pays an annual interest rate with reference to BADLAR (average interest rate in Argentinian pesos published by the Central Bank of Argentina). The interest expense for the three-month period ended September 30, 2024 amounts USD 648 thousands recognized in other finance expenses (note 11). In addition, Argentina Treasury Notes S31E5 for a nominal value of USD 8,848 were held as security of this borrowing. See note 16 for additional information.

(ii) As of September 30, 2024, dLocal has an overdraft balance with a financial institution in Uruguayan Pesos (UYU) in Uruguay. This overdraft facility is short term liability with an interest rate of 11.0% annual.

24. Provisions

(a) Current or potential proceedings for labor provisions

Provisions for labor contractors are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2024	2023
Carrying amount as at January 1	362	1,473
Reversal	(92)	(871)
Interest charges	8	35
Total carrying amount at September 30	278	637

25. Related parties

(a) Related Parties Transactions

In June 2023, Dlocal Argentina S.A. entered into a loan agreement with Dlocall Group for a total amount of USD 100,000, with the maturity date extended by two months to August 2024. In August 2024, Dlocal Argentina partially repaid the intra-group loan by transferring approximately USD 69,100 worth of Argentine government bonds, as detailed in note 1.2 (b) and note 16, to the subsidiary in Malta. Since both subsidiaries are fully consolidated, the outstanding balances have been eliminated. The primary impact on the consolidated financial statements relates to foreign exchange losses incurred by Dlocal Argentina S.A. For further detail refer to Note 11: Other Results.

(b) Key Management compensation

The compensation of the Executive Team during the period can be analyzed as follows:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Short-term employee benefits – Salaries and wages	2,349	1,580	851	601
Long-term employee benefits – Share-based payment	11,334	3,393	3,676	1,946
	13,682	4,973	4,526	2,547

(c) Transactions with other related parties

The following transactions occurred with related parties:

	Nine months ended		Three months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Transactions with merchants – Revenues	270	1,309	11	266
Transactions with preferred suppliers (Collection agents) – Costs	—	(35)	—	(25)

(d) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2024	December 31, 2023
Transactions with merchants – trade receivables	—	406
Transactions with merchants – trade payables	—	—
Transactions with preferred suppliers (Collection agents) – trade payables	—	(19)

Outstanding balances are unsecured and are repayable in cash.

26. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended September 30, 2024 and December 31, 2023, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

September 30, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Financial Assets at Fair Value through Profit or Loss	112,247	—	112,247	112,247	—
Other Assets	7,095	10,483	17,578	—	7,095
Trade and Other Receivables	—	407,704	407,704	—	—
Derivative financial instruments	591	—	591	—	591
Cash and Cash Equivalents	—	560,532	560,532	—	—
	119,933	978,719	1,098,652	112,247	7,686

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Financial Assets at Fair Value through Profit or Loss	104,387	—	104,387	104,387	—
Other Assets	—	11,782	11,782	—	—
Trade and Other Receivables	—	363,374	363,374	—	—
Derivative financial instruments (1)	2,040	—	2,040	—	2,040
Cash and Cash Equivalents	—	536,160	536,160	—	—
	106,427	911,316	1,017,743	104,387	2,040

September 30, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(669,608)	(669,608)	—	—
Lease liabilities	—	(4,112)	(4,112)	—	—
Financial liabilities	—	(16,775)	(16,775)	—	—
Derivative financial instruments	(4,579)	—	(4,579)	—	(4,579)
	(4,579)	(690,495)	(695,074)	—	(4,579)

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(602,493)	(602,493)	—	—
Lease liabilities	—	(3,957)	(3,957)	—	—
Derivative financial instruments	(948)	—	(948)	—	(948)
	(948)	(606,450)	(607,398)	—	(948)

(1)
The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.

There were no changes of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments. Consequently, for the periods ended September 30, 2024 and December 31, 2023, the Group did not recognized any financial assets under level 3.